UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             AZTEC MANUFACTURING CO.
                -----------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                   ------------------------------------------
                         (Title of Class of Securities)

                                    054825104
                             ---------------------
                                 (CUSIP Number)

                                 August 10, 1998
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X ]     Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         Continued on following page(s)
                                Page 1 of 8 Pages
                              Exhibit Index: Page 7

                                  SCHEDULE 13G

CUSIP No.  054825104                                           Page 2 of 8 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CAXTON INTERNATIONAL LIMITED

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [_]

3        SEC Use Only

4        Citizenship or Place of Organization

                  BRITISH VIRGIN ISLANDS

                           5        Sole Voting Power
 Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                 335,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                  0
    With
                           8        Shared Dispositive Power
                                           335,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            335,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                                    5.7%

12       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  054825104                                           Page 3 of 8 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  BRUCE S. KOVNER

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [_]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                 335,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                  0
    With
                           8        Shared Dispositive Power
                                           335,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            335,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                                    5.7%

12       Type of Reporting Person*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages


Item 1(a)           Name of Issuer:

                    Aztec Manufacturing Co.

Item 1(b)           Address of the Issuer's Principal Executive Offices:

                    400 N. Tarrant Road
                    P.O. Box 668
                    Crowley, Texas 76036

Item 2(a)           Name of Person Filing:

                    (i)  Caxton International Limited ("Caxton International")

                    (ii) Mr. Bruce S. Kovner. Mr. Kovner is the Chairman and sole shareholder of Caxton Corporation. Caxton Corporation is the Manager and majority owner of Caxton Associates, L.L.C. Caxton Associates, L.L.C. is the trading advisor to Caxton International and, as such, has voting and dispositive power with respect to the investments made by Caxton International. As a result of the foregoing, Mr. Kovner may be deemed beneficially to own the securities of the Issuer owned by Caxton International.

Item 2(b)           Address of Principal Business Office or, if None, Residence:

                    (i) The address of Caxton International is c/o its Manager, Leeds Management Services Ltd., 129 Front Street, Hamilton HM12, Bermuda.

                    (ii) The business address of Mr. Kovner is 667 Madison Avenue, New York, NY 10021.

Item 2(c)           Citizenship:

                    (i)  Caxton   International  is  a  British  Virgin  Islands
Corporation.

                    (ii) Mr. Kovner is a United States citizen.

Item 2(d)           Title of Class of Securities:

                    Common Stock, $0.01 par value.

Item 2(e)           CUSIP Number:

                    054825104

Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

                    Not applicable.

                                                               Page 5 of 8 Pages


Item 4.             Ownership:

                    (a)  Amount beneficially owned:

                    The amount of shares of Common Stock beneficially owned by Caxton International is 335,000. Mr. Kovner may be deemed to beneficially own the shares owned by Caxton International (See Response to Item 2(a)(ii).)

                    (b)  Percent  of Class:  Caxton  International  beneficially owns 5.7% of the Class of Common Stock.

                    (c)  Number of shares as to which Caxton International has:

     (i)       Sole power to vote or to direct the vote:                       0
     (ii)      Shared  power  to  vote  or to  direct  the  vote:        335,000
     (iii)     Sole power to dispose or to direct the disposition:             0
     (iv)      Shared power to dispose or to direct the disposition of:  335,000

                         Number of shares as to which Mr. Kovner has:

     (i)       Sole power to vote or to direct the vote:                       0
     (ii)      Shared power to vote or to direct the vote:               335,000
     (iii)     Sole power to dispose or to direct the disposition:             0
     (iv)      Shared power to dispose or to direct the disposition of:  335,000

Item 5.             Ownership of Five Percent or Less of a Class:

                    Not Applicable.

Item 6.             Ownership  of More than Five  Percent  on Behalf of  Another
                    Person:

                    Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                    Not Applicable.

Item 8.             Identification and Classification of Members of the Group:

                    Not Applicable.

Item 9.             Notice of Dissolution of Group:

                    Not Applicable.

Item 10.            Certification:

                    By signing below, each of the reporting persons hereby certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 6 of 8 Pages

                                   SIGNATURES


          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:     August 20, 1998          CAXTON INTERNATIONAL LIMITED

                                   By:  /S/ MAXWELL QUIN
                                        ---------------------------------------
                                        Name:  Maxwell Quin
                                        Title: Secretary


                                    By: /S/ NITIN AGGARWAL
                                        ---------------------------------------
                                        Name:  Nitin Aggarwal
                                        Title: President

                                   /S/ BRUCE S. KOVNER
                                   --------------------------------------------
                                   Bruce S. Kovner

                                                               Page 7 of 8 Pages


                                 EXHIBIT INDEX


                                                                        Page No.
                                                                        --------


Exhibit I      Joint Acquisition Statement.................................8